Via Facsimile and U.S. Mail
Mail Stop 4720

September 8, 2009

Mr. R. Scott Donovan
Executive Vice President and Chief Financial Officer
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902

Re: **Odyssey Re Holdings Corp.**
    Form 10-K for the Fiscal Year Ended December 31, 2008
    Filed February 27, 2009
    File No. 001-16535

Dear Mr. Donovan:

        We have reviewed your June 25, 2009 response to our June 12, 2009 letter and
have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the filing, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment Results, page 72

    1.   Please refer to prior comment one. We acknowledge the information provided
            in your responses, particularly your assertion that the impact of derivative
            instruments and related economically hedged items is disclosed in Note 7 (f)
            and the section "Investment Results" in your MD&A. However, this disclosure
            did not appear to show the impact of all related economically-hedged items,
            such as balances recoverable from reinsurers. Please revise Note 7 (f) to
            disclose summarized financial information, preferably in tabular form, showing
            how these derivative instruments and all related hedged items have affected the
            Company's historical financial position, results of operations and cash flows
            for each period presented. Include an explanation of the key factors causing

changes in the impact of your hedging programs for each period presented. Ensure that your disclosure in Note 7(f) conforms to the guidance in paragraph 44 of SFAS 133.

2.   You assert in your responses to comments two and three that it is not possible to "definitively quantify" how your derivative instruments and related hedged items are expected to affect your future financial position, results of operations and cash flows. Please revise your MD&A to describe and quantify the "reasonably likely" future impact of your hedging programs. Otherwise, disclose the risks, data limitations, market uncertainties or other factors that prohibit you from providing his information.

Credit Risk and Equity Price Risk, pages 92 and 93

3.   Please refer to prior comment two. Explain how you revised the financial objectives of your hedging programs given market conditions and the impact of your sales and close out transactions in 2008 in order to effectively manage the Company's future credit risk and market risk.

Notes to Consolidated Financial Statements

7. Investments and Cash

(f) Derivative Investments and Short Sales, page 127

4.   Please refer to prior comment eight. We were unable to find the new disclosure in your June 30, 2009 Form 10-Q. Please tell us where this disclosure is located.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant